Exhibit 29

CORVEX AND RELATED APPLAUD ARBITRATION PANEL RULING IN COMMONWEALTH REIT CASE

CREATING IMMEDIATE PATH FOR SHAREHOLDERS TO CONTROL FUTURE OF COMMONWEALTH

Ruling Invalidates CommonWealth REIT Bylaws Designed to Disenfranchise Shareholders;

Creates Precise Timeline to Nominate Independent and Accountable Trustees

Panel Expressly Prohibits Any Action to Impede or Frustrate Consent Process and

Will Ensure Compliance with and Proper Implementation of the Ruling

NEW YORK, November 18, 2013 – Corvex Management LP (“Corvex”) and Related Fund Management, LLC (“Related”), whose separately managed investment funds collectively own approximately 9.6% of the outstanding shares of CommonWealth REIT (NYSE:CWH), today commented on the ruling issued today by the Arbitration Panel.

The Arbitration Panel agreed with Corvex and Related that “there is no question that CWH’s Bylaws… erect a complex wall of procedural hurdles to any consent solicitation.” In its ruling, the Panel has created a precise timeline for Corvex and Related to commence and complete a consent solicitation and nominate a new independent board of trustees. The Panel will remain involved to ensure its decision is properly implemented.

Based on the Panel’s ruling, Corvex and Related will expeditiously notify CommonWealth, its Trustees and the Arbitration Panel of their intent to pursue a new solicitation and promptly file a preliminary consent solicitation statement with the SEC. Once the consent solicitation statement is cleared by the SEC, Corvex and Related will formally request a record date and CommonWealth will have 10 business days to set a record date.

Keith Meister of Corvex and Jeff T. Blau of Related said: “The Arbitration Panel’s decision is a tremendous victory for shareholder democracy and for all CommonWealth shareholders. With the path cleared by the Panel’s decision, we firmly believe it is a foregone conclusion that shareholders will take back CommonWealth. We are heartened by the previous endorsement of the holders of more than 70% of the outstanding shares who voted to remove the entire board, as well as by ISS and Glass Lewis.

“Shareholders now have an immediate and precise process that we will undertake to restore value and nominate truly independent and accountable trustees who are committed to the future success of CommonWealth for the long-term benefit of all shareholders.”

The Panel ruled that (1) CommonWealth’s election to opt into Section 3-803 of the Maryland Unsolicited Takeover Act does not alter CommonWealth shareholders’ explicit right under the Declaration of Trust to remove Trustees without cause, (2) Corvex and Related have met the requirements of the information bylaws for the purposes of a new solicitation, (3) the 30 day time period for the trustees to respond to a record date request, the 60 day time period for the trustees to set a record date, the 60 day default record date if trustees fail to act, and the 90 day time period for the trustees and inspectors to review and certify the results are all invalid and (4) the requirement of three years and three percent holdings for shareholders to nominate trustees will not apply to the special meeting to follow the new consent solicitation. The Arbitration Panel also reiterated its August ruling that CommonWealth REIT’s Bylaw provisions that sought to impose a minimum requirement of three years and three percent holdings for shareholders to request a record date for a consent solicitation are invalid as a matter of law.

The Arbitration Panel also found no violation of Section 13(d) and Section 14(a) of the Exchange Act by Corvex or Related, and denied CommonWealth’s request for reimbursement of legal fees and expenses, finding that Section 7.12 of the Declaration of Trust and Section 15.2 of the Bylaws are invalid.

The three-member Arbitration Panel expressly prohibited the parties from taking any action that is intended or designed to impede or frustrate, or that has the effect of impeding or frustrating, the new solicitation process or any action that would interfere with implementation of the ruling in any way. The Arbitration Panel will also remain available to resolve any issues or disputes which may arise regarding compliance with and implementation of the new solicitation rules.

The full text of the Arbitration Panel’s ruling can be found at www.shareholdersforcommonwealth.com.

About Corvex Management LP

Corvex Management LP is an investment firm headquartered in New York, New York that engages in value-based investing across the capital structure in situations with identifiable catalysts. Corvex was founded in March 2011 and follows an opportunistic approach to investing with a specific focus on equity investments, special situations and distressed securities largely in North America.

About Related Fund Management LLC

Related Fund Management, LLC is an affiliate of Related Companies, one of the most prominent privately-owned real estate firms in the United States. Formed 40 years ago, Related is a fully-integrated, highly diversified industry leader with experience in virtually every aspect of development, acquisitions, management, finance, marketing and sales. Related’s existing portfolio of real estate assets, valued at over $15 billion, is made up of best-in-class mixed-use, residential, retail, office and affordable properties. For more information about Related Companies please visit www.related.com.

For further information, contact:

Rupal Doshi

Corvex

(212) 474-6750

rdoshi@corvexcap.com

Joanna Rose

Related

(212) 801-3902

jrose@related.com

INVESTORS:

Edward McCarthy / Richard Grubaugh

D.F. King & Co., Inc.

(212) 269-5550

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